2020 Statement of Cash Flow

BIG BEAR CAFE

1/1/2020 to 10/31/2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-140,743
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Sales Recievable	-9,437
Accounts Payable	2,458
Rent Reconciliation	
Property Tax Deduction	7,121
Mortgage Interest Deduction	10,682
Deduction for Fees Associated w/Property Interest	42,000
Disallowed Rental Expenses for Owner Occupied Building	-105,893
Total Rent Reconciliation	-46,090
Total Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	**-53,069**
Net Cash Provided by Operating Activities	**-193,812**
INVESTING ACTIVITIES	
Equipment and Leasehold Improvements	-14,500
Owner Investment (or Withdrawal)	-17,009
Net Cash Provided by Investing Activities	**-31,509**
FINANCING ACTIVITIES	
Credit Card	38,241
SBA PPP Loan	151,500
Total Financing Activities	**189,741**
NET CASH INCREASE FOR PERIOD	**-35,580**
Cash at Beginning of Period	67,836
CASH AT END OF PERIOD	**32,256**